As filed with the Securities and Exchange Commission on September 22, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CORPORATE CAPITAL TRUST, INC.

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

219880 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas K. Sittema

Chief Executive Officer

Corporate Capital Trust, Inc.

450 South Orange Avenue

Orlando, Florida 32801

(866) 745-3797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Kenneth E. Young, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Telephone: (212) 698-3500

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE*
$68,496,081	$7,938.70

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and is equal to 0.01159% of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,938.70

Form or Registration No.: Schedule TO

Filing Party: Corporate Capital Trust, Inc.

Date Filed: July 17, 2017

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  Third-party tender offer subject to Rule 14d-1.

☒  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

EXPLANATORY NOTE

This Amendment No. 3 to Schedule TO is filed to update the total number of shares tendered and the aggregate purchase price in the second paragraph of Amendment No. 2 to Schedule TO filed on September 1, 2017 (“Amendment No. 2”) to reflect the withdrawal of certain Shares previously tendered in the Offer. Other than these corrections, all other information included in Amendment No. 2 is unchanged.

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 3 supplements and amends the Tender Offer Statement on Schedule TO filed on July 17, 2017 with the Securities and Exchange Commission (the “SEC”) by Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the Company’s offer to purchase up to 7,704,846 shares of its issued and outstanding common stock (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $8.89 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated July 17, 2017 and related Letter of Transmittal.

The Offer terminated on August 21, 2017 at 5:00 p.m., Central Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 5,411,415.523 Shares were validly tendered pursuant to the Offer and not withdrawn. As of August 24, 2017 in accordance with the terms of the Offer, the Company accepted for payment all of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $48,107,484.05.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2017		CORPORATE CAPITAL TRUST, INC.
a Maryland corporation

	By:	/s/ Chirag J. Bhavsar
Chirag J. Bhavsar
Chief Financial Officer